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                                                                      Exhibit 12

                            TRW Inc. and Subsidiaries
                        Computation of Ratio of Earnings
                          to Fixed Charges - Unaudited

                         (In millions except ratio data)


                                                                      Years Ended December 31
                                          ----------------------------------------------------------------------------------
                                              1997                 1996             1995            1994            1993
                                          ---------------      --------------    ------------    ------------    -----------

Earnings from continuing
  operations before income
  taxes                                       $239.7(A)            $302.2(B)        $625.5          $435.5          $289.2

Unconsolidated affiliates                       (8.0)                 1.4              1.3            (0.6)            0.7

Minority earnings                               20.2                 11.5             10.8             7.7             1.4

Fixed charges excluding
  capitalized interest                         123.9                129.0            137.2           145.3           177.5
                                               -----                -----            -----           -----           -----

Earnings                                      $375.8               $444.1           $774.8          $587.9          $468.8
                                              ------               ------           ------          ------          ------



Fixed Charges:
Interest expense                               $75.4                $84.2            $94.7          $104.7          $137.4

Capitalized interest                             4.5                  3.5              5.1             6.6             7.9

Portion of rents representa-
  tive of interest factor                       48.5                 43.2             41.4            39.2            37.9

Interest expense of uncon-
  solidated affiliates                           0.0                  1.6              1.1             1.4             2.2
                                                 ---                  ---              ---             ---             ---

Total fixed charges                           $128.4               $132.5           $142.3          $151.9          $185.4
                                               -----                -----           ------          ------          ------

Ratio of earnings to fixed                       2.9x                 3.4x             5.4x            3.9x            2.5x
  charges                                       -----                -----           ------          ------          ------


(A) The 1997 earnings from continuing operations before income taxes of $239.7 million includes a $548 million earnings charge for purchased in-process research and development. See "Acquisitions" footnote in the Notes to Financial Statements.
(B) The 1996 earnings from continuing operations before income taxes of $302.2 million includes a charge of $384.8 million as a result of actions taken in the automotive and space and defense businesses. See "Divestiture and Special Charges" footnote in the Notes to Financial Statements.